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                                                                (513) 723-4000

                                   March 3, 1999

Board of Directors
United Community Financial Corp.
275 Federal Plaza West
Youngstown, OH 44503

Gentlemen:

     We are familiar with the proceedings taken and proposed to be taken by United Community Financial Corp. ("UCFC") in connection with the issuance and sale by UCFC of up to 1.7 million of its common shares, without par value (the "Shares"), in connection with the merger of UCFC Merger Corp., a wholly-owned subsidiary of UCFC, with and into Butler Wick Corp., an Ohio corporation (the "Merger").

     We have collaborated in the preparation of the Registration Statement on Form S-4 (the "Registration Statement") filed by UCFC with the Securities and Exchange Commission for registration of the Shares under the Securities Act of 1933, as amended. In connection therewith, we have examined, among other things, such records and documents as we have deemed necessary in order to express the opinions hereinafter set forth.

     Based upon the foregoing, we are of the opinion that UCFC is a duly organized and legally existing corporation under the laws of the State of Ohio. In addition, we are of the opinion that the Shares will be legally issued, fully-paid and non-assessable assuming: (i) the Merger has been declared effective, (ii) all applicable state and federal securities laws have been complied with and (iii) certificates representing the Shares have been duly executed, countersigned and registered and duly delivered in accordance with the Agreement and Plan of Merger dated as of April 15, 1999, by and between UCFC and Butler Wick Corp.

                                   Very truly yours,



                                   Vorys, Sater, Seymour and Pease LLP